EXHIBIT 99.1

Cellectis to Report First Quarter 2024 Financial Results on May 28, 2024

NEW YORK, May 27, 2024 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it will report financial results for the first quarter 2024 ending March 31, 2024 on Tuesday, May 28, 2024 after the close of the US market.

The publication will be followed by an investor conference call and webcast on Wednesday, May 29, 2024 at 8:00 AM ET / 2:00 PM CET. The call will include the Company’s first quarter results and an update on business activities. Details for the call are as follows:

Dial in information:

Domestic: 1-877-451-6152

International: 1-201-389-0879

Conference ID: 13746795

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1672725&tp_key=f83e7ab481

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 24 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For further information on Cellectis, please contact:

Media contact:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contacts:

Arthur Stril, Interim Chief Financial Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20240527_Q1 2024 earnings call announcement_ENGLISH.pdf (https://ml.globenewswire.com/Resource/Download/c2063fdd-3a5a-40af-aca9-cf0dcd4fb41d)